Filing under Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Filing by: Meredith Corporation
Subject Company: Meredith Corporation
Commission File No.: 001-05128



MEREDITH PROPOSING A "MERGER OF EQUALS" WITH MEDIA GENERAL

Amended Agreement Would Include Enhanced Dividend, Higher Synergies and Less Debt

Targeted to Close by June 30, 2016, Offering Shareholders Access to Benefits Sooner than Nexstar Proposal

Meredith Reiterates its Rights Under Current Merger Agreement, Including Shareholder Vote Provision

DES MOINES, IA (January 7, 2016) - Meredith Corporation **(NYSE:MDP;** www.meredith.com) said today it has proposed an amendment to the terms of its merger agreement with Media General, Inc. **(NYSE: MEG;** www.mediageneral.com) to create a powerful new multiplatform and diversified media company to be known as **Meredith Media General**.

The amended agreement offers Media General shareholders **more than $20 per share in near-term value** including:

- **$3.90 per share in cash** at closing for total cash proceeds of approximately $510 million

- One share of Meredith Media General for each share of Media General, representing an implied **pro-forma equity value of $14.94 per share**, based on a normalized trading multiple of 9.0x EBITDA

- A **contingent value right** (**CVR**) representing after-tax net cash proceeds from the sale of Media General's spectrum in the FCC's upcoming spectrum auction. Media General estimates that its **spectrum assets could potentially be worth up to $4.29 per share** in after-tax value.

In addition, the new **Meredith Media General would pay an annual dividend starting at $0.68 per share**.

Meredith's proposal to Media General - which would amend the terms of the agreement announced on September 8th, 2015 - would create a "Merger of Equals." Media General shareholders would own 50.2 percent and Meredith shareholders, who would receive 2.8244 shares of Meredith Media General for each share of Meredith, would own 49.8 percent, of the fully-diluted shares of Meredith Media General. Meredith shareholders would receive $14.95 per Meredith share in cash at closing for total cash proceeds of approximately $685 million.

"We're confident that the combination of Meredith and Media General will generate superior value over both the near- and long-term, particularly when compared to the unsolicited offer Nexstar Broadcasting Group has made for Media General," said Meredith Chairman and CEO Stephen M. Lacy. "Given the compelling and superior value inherent in this proposal, we ask that the Media General Board of Directors re-enter serious negotiations around the Merger of Equals structure and its merits."

The Merger of Equals proposal is extremely compelling from a financial standpoint to shareholders. It would feature:

- A **sharp focus on total shareholder return** including a cash distribution to the shareholders of both companies, and an attractive ongoing annual dividend that's expected to yield 4 percent or greater.

- **Higher verified annual synergies** of $85 million, with a target of $100 million.

- A more **conservative leverage profile**, expected to be approximately 4.7x initially, and decreasing rapidly over the subsequent 18 months.

- Capacity to **participate in future, accretive M&A** in the television sector and in the digital arena.

- An **alignment of interests** offering shareholders of both companies a balanced opportunity to participate in the future success of the new Meredith Media General.

Importantly, Meredith and Media General will **continue along the current regulatory approval timeline**, with a targeted closing date by June 30, 2016, pending successful completion of overlap station divestitures. That process is well underway, as are many of the regulatory filings and joint integration initiatives.

Meredith and Media General have filed a joint proxy statement that is currently in the Securities and Exchange Commission's (SEC) review process. Once SEC approval is received, shareholders of both companies must then be granted the required time to review the proxy statement. Under this timeline, a shareholder vote would take place sometime in February 2016 or after.

Given the above, we believe:

- **Nexstar and Media General will not be able to enter into a merger agreement and file their applications before the commencement of the Federal Communications Commission's (FCC) 'quiet period'** related to the digital spectrum auction, which starts on January 12, 2016.

- Under FCC rules, **Nexstar may either have to forgo Media General's participation in the auction; wait to consummate the merger until after the auction concludes; or pursue a restructuring that could have adverse regulatory and financial consequences.** The auction is expected to last at least six to nine months.

- Thus, **a Nexstar-Media General combination could not be completed for at least a year,** if not longer, significantly **delaying any financial benefit to Media General shareholders, and exposing the transaction to potential market and industry risks.**

- Additionally, Nexstar and Media General would need to comply with FCC and Department of Justice regulations, including **divesting of stations in seven overlapping lower-tier markets, plus potential further divestitures to comply with the 39 percent national television ownership cap**.

- Conversely, t**he Meredith Media General transaction could close and be through several quarters of integration and return of capital to shareholders**.

At the same time, Lacy reiterated that Meredith intends to uphold its rights under the current merger agreement with Media General to ensure shareholders of both companies have an opportunity to realize the value that a Meredith-Media General combination would create. Meredith's rights under the terms of its current binding merger agreement include:

- **The opportunity to review - and propose an alternative - to any potential agreement Media General might reach with a third party.**

- **The right to have Meredith and Media General shareholders vote on the merger agreement. Media General cannot enter into any merger agreement with a third party until after a shareholder vote takes place, unless Meredith waives its right to hold a vote, agrees to terminate the current merger agreement, and accepts a termination fee.**

Lacy noted that Meredith's September 8th binding agreement to merge with Media General remains in place with fully-committed financing of $2.8 billion; the companies are making significant progress on achieving key regulatory approvals needed to complete that transaction by June 30, 2016; and joint integration work has already identified additional synergies.

"Meredith's Board of Directors still unanimously agrees that the September 8th merger agreement reached with Media General is in the best interests of shareholders," said Lacy. "Enhancing Meredith shareholder value will remain our top priority as we move forward in this merger process."

The new Meredith Media General would be a diversified, multiplatform media company with a strong financial position, unmatched content creation capabilities, deep consumer insights and data, and expansive reach. Its compelling attributes would include:

- A powerful competitor in the media industry with **$3 billion in revenues, over $920 million of EBITDA, and at least $1 billion in pro-forma cumulative free cash flow** in the first two calendar years post-closing.

- At least **$85 million of verified synergies**, which could climb even higher as the two companies move forward with integration activities.

- More than **80 television stations across 54 markets that reach 34 million U.S. TV households**. These high-quality local broadcast assets will include 25 Big Four network-affiliated TV stations in Top 50 DMAs, making Meredith Media General the largest owner of Big Four stations in Top 50 markets.

- A powerful **digital platform reaching more than 200 million monthly unique visitors** via a combination of leading national and local consumer sites and business-to-business digital capabilities in key growth sectors such as content, mobile, social, video and native advertising.

- Leading multiplatform national media brands with a **top female reach of 100 million unduplicated American women and over 60 percent of U.S. Millennial women** across multiple platforms including print, digital, mobile, video and brand licensing. It will also possess a profitable marketing services business.

The new Meredith Media General would also be positioned for long-term growth in the media industry:

- Meredith Media General's **30 percent TV household reach** provides for further expansion in the television space, as it is well below the government-mandated 39 percent ownership cap.

- Meredith Media General will possess a **powerful digital business with projected first-year revenues of approximately $500 million** and tremendous growth potential. Meredith has an established and profitable digital business and is well-positioned to maximize opportunities inherent in Media General's current digital activities.

- Meredith Media General will build on Meredith's success in generating revenues not dependent on advertising via its **high-margin brand licensing** and its nationally recognized and **profitable marketing services businesses**.

ABOUT MEREDITH CORPORATION

Meredith Corporation has been committed to service journalism for more than 110 years. Today, Meredith uses multiple distribution platforms - including broadcast television, print, digital, mobile and video - to provide consumers with content they desire and to deliver the messages of its advertising and marketing partners.

Meredith's Local Media Group includes 17 owned or operated television stations reaching 11 percent of U.S. households. Meredith's portfolio is concentrated in large, fast-growing markets, with seven stations in the nation's Top 25 - including Atlanta, Phoenix, St. Louis and Portland - and 13 in Top 50 markets. Meredith's stations produce approximately 650 hours of local news and entertainment content each week, and operate leading local digital destinations.

Meredith's National Media Group reaches 100 million unduplicated women every month, including 60 percent of American Millennial women. Meredith is the leader in creating and distributing content across platforms in key consumer interest areas such as food, home, parenting and health through well-known brands such as Better Homes and Gardens, Allrecipes, Parents and Shape. Meredith also features robust brand licensing activities, including more than 3,000 SKUs of branded products at 4,000 Walmart stores across the U.S. Meredith Xcelerated Marketing is a leader at developing and delivering custom content and customer relationship marketing programs for many of the world's top brands, including Kraft, Lowe's and NBC Universal.

CONTACT INFO:

Shareholder/Financial Analyst	**Media Contact:**
Mike Lovell	Art Slusark
Director of Investor Relations	Chief Communications Officer
Phone: (515) 284-3622	Phone: (515) 284-3404
E-mail: Mike.Lovell@meredith.com	E-mail: Art.Slusark@meredith.com

NO OFFER OR SOLICITATION

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is not a solicitation of a proxy from any shareholder of Media General, Inc. ("Media General") or Meredith Corporation ("Meredith"). In connection with the Agreement and Plan of Merger by and among Media General, Montage New Holdco, Inc. (to be renamed Meredith Media General Corporation after closing) ("Meredith Media General"), Meredith and the other parties thereto (the "Merger"), Media General, Meredith Media General and Meredith intend to file relevant materials with the Securities and Exchange Commission ("SEC"), including a Registration Statement on Form S-4 filed by Meredith Media General that will contain a joint proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDIA GENERAL, MEREDITH, MEREDITH MEDIA GENERAL AND THE MERGER. The Form S-4, including the joint proxy statement/prospectus, and other relevant materials (when they become available), and any other documents filed by Media General, Meredith and Meredith Media General with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. The documents filed by Media General and Meredith Media General may also be obtained for free from Media General's Investor Relations web site (http://www.mediageneral.com/ investor/index.htm) or by directing a request to Media General's Investor Relations contact, Courtney Guertin, Director of Marketing & Communications, at 401-457-9501. The documents filed by Meredith may also be obtained for free from Meredith's Investor Relations web site (http://ir.meredith.com) or by directing a request to Meredith's Shareholder/Financial Analyst contact, Mike Lovell, Director of Investor Relations, at 515-284-3622.

PARTICIPANTS IN THE SOLICITATION

Media General and Meredith and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of either Media General or Meredith in connection with the Merger. Information about Media General's directors and executive officers is available in Media General's definitive proxy statement, dated March 13, 2015, for its 2015 annual meeting of shareholders. Information about Meredith's directors and executive officers is available in Meredith's definitive proxy statement, dated September 25, 2015, for its 2015 annual meeting of shareholders. Other information regarding the participants and description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4 and the joint proxy statement/prospectus regarding the Merger that Meredith Media General will file with the SEC when it becomes available.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements. You can generally identify forward-looking statements by the use of forward-looking terminology such as "anticipate," "believe," "continue," "could," "estimate," "expect," "explore," "evaluate," "intend," "may," "might," "plan," "potential," "predict," "project," "seek," "should," or "will," or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Media General, Meredith and Meredith Media General's control.

Statements in this document regarding Media General, Meredith and the combined company that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the methods that will be used to finance the transaction, the impact of the transaction on anticipated financial results, the synergies from the proposed transaction, and the closing date for the proposed transaction, are based on management's estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond the control of Media General and Meredith. In particular, projected financial information for the combined company is based on management's estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Media General or Meredith. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied and the transaction may not close; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the combined company's ability to achieve the synergies and value creation contemplated by the proposed transaction; management's ability to promptly and effectively integrate the businesses of the two companies; the diversion of management time on transaction-related issues; change in national and regional economic conditions, the competitiveness of political races and voter initiatives, pricing fluctuations in local and national advertising, future regulatory actions and conditions in the television stations' operating areas, competition from others in the broadcast television markets served by Media General and Meredith, volatility in programming costs, the effects of governmental regulation of broadcasting, industry consolidation, technological developments and major world news events.

For more discussion of important risk factors that may materially affect Media General, Meredith and Meredith Media General, please see the risk factors contained in Media General's Annual Report on Form 10-K for its fiscal year ended December 31, 2014 and Meredith's Annual Report on Form 10-K for its fiscal year ended June 30, 2015, both of which are on file with the SEC. You should also read Meredith's and Media General's Quarterly Report on Form 10-Q for the quarter ended September 30, 2015. Except as specifically noted, information on, or accessible from, any website to which this website contains a hyperlink is not incorporated by reference into this website and does not constitute a part of this website.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Media General, Meredith or the combined company. None of Media General, Meredith nor Meredith Media General assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.